FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (“Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE April 4, 2012

ITEM 3.	NEWS RELEASE

A news release was disseminated on April 4, 2012 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group is pleased to report that the Department of Mineral Resources (“DMR”) of South Africa has today notified the Company in writing that a Mining Right for the WBJV Project 1 Platinum Mine has been issued.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group or the Company”) is pleased to report that the Department of Mineral Resources (“DMR”) of South Africa has today notified the Company in writing that a Mining Right for the WBJV Project 1 Platinum Mine has been issued.

This Mining Right is an important milestone and Platinum Group Metals now moves forward in a strong position. The WBJV Project 1 Platinum Mine is modeled to produce 275,000 4E ozs (platinum, palladium, rhodium and gold) per year at a steady state. The mine, located north of Rustenburg, is scheduled for a 22+ year mine life and will employ approximately 2,300 people. Maseve Investments 11 (Pty) Ltd. is the mine operating company and is 74% owned by Platinum Group Metals Ltd. and 26% by JSE listed Wesizwe Platinum Limited (WEZ-JSE).

Together Platinum Group Metals and Wesizwe have already commenced and funded a US$100 million equity investment into the WBJV Project 1 involving site establishment and underground development to reach ore, under a Bulk-Sample Permit from the DMR. A Project Finance debt facility for US$260 million is in progress to fund expanded underground development and construct a milling, concentrating and tailings treatment facility. The total capital cost estimate for the project, including the US$100 million investment now in progress, is US$443 million. (UFS Technical Report, 2009, www.sedar.com).

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The Mining Right has been issued in terms of section 23(1) of the Mineral and Petroleum Resources Development Act (2002) and will be registered at the Mining and Petroleum Titles Registration Office in South Africa. Mining will be subject to Environmental Authorizations, Water Use Licenses and compliance to other legislation on an ongoing basis.

R. Michael Jones, President and CEO of Platinum Group Metals Ltd. said “We are very pleased to be granted a Mining Right and it provides the opportunity to move forward to the next steps in mine construction and development. We have a shallow high grade platinum deposit at an exciting time for platinum. We also recognize that the Mining Right is a responsibility to develop the mine safely for the maximum benefit of all the stakeholders. By developing this new mine safely and efficiently, we plan to achieve the best return for shareholders, local communities and government”.

The Project 1 Platinum Mine has been under development since May of 2011 and has achieved an excellent safety record to date. The project has successfully involved a significant part of its work force from local communities, even during initial contracting work, and this effort will continue.

Mlibo Mgudlwa, Vice President of Platinum Group Metals RSA (PTY) Ltd. said “The mining right process is very thorough on environmental matters, Social and Labour Plans and the mine work program. All participants, including government, communities and interested parties, were engaged and the process was efficiently administered by the DMR. Our application was processed over a 12 month period by the DMR and stands as a positive example of the service delivery efforts spoken about by the Minister of Mineral Resources just over a year ago”.

Next Steps and Milestones:

Commencement of the south box cut for underground access planned for Q2 calendar 2012
Offtake arrangements for concentrate planned for Q2 calendar 2012
Completion of a $260 million mandated senior loan facility planned for Q2 calendar 2012
Commencement of Phase 2 construction planned for Q2 calendar 2012

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones P.Eng. He is non-independent and the Company CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002. He has verified the data through checking the calculations, visually checking selected samples of the core and by visiting with the qualified employees that have completed the work in South Africa. Assaying is by standard fire assay methods and the lab and QAQC procedures include blanks, standards and chain of custody processes and previously reported. The QP for the 2009 UFS is Gordon Cunningham.

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About Platinum Group Metals Ltd.

Platinum Group holds mineral rights in both Canada and South Africa. The Company was founded originally in 2000 and expanded into South Africa in 2002. The WBJV Project 1 Platinum Mine in development is the core asset of the Company. An exciting exploration discovery has been made in partnership with JOGMEC of Japan also in South Africa where a new part of the Bushveld Complex, famous for platinum production has been discovered.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

April 4, 2012

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